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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K contains a press release dated March 25, 2002 announcing SONERA IN DISCUSSIONS WITH TELIA.

        1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

March 25, 2002, 9.30 a.m.

SONERA IN DISCUSSIONS WITH TELIA

        Sonera Corporation confirms that it is in discussions with Telia AB regarding a merger between Telia and Sonera. It is too early to estimate any potential outcome of these discussions.

        Sonera will make no further comment until the circumstances necessitate further announcement.

Forward-Looking Statements

        This press release contains forward-looking statements that are subject to risks and uncertainties, which could cause actual results to differ materially. In particular, statements regarding the consummation of the potential business combination are subject to risks, among other things, that no definitive agreement will be reached between the parties, that any proposed closing conditions to the transaction will not be satisfied, or that a superior proposal will be made by a third party.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President Corporate Communications & IR

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE March 25, 2002, 9.30 a.m. SONERA IN DISCUSSIONS WITH TELIA
SIGNATURES